SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ________________

                                SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                    POLICY MANAGEMENT SYSTEMS CORPORATION
                      (Name of Subject Company (issuer))

                        COMPUTER SCIENCES CORPORATION
                      (Name of Filing Persons (offeror))

                   Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                 731108106
                    (CUSIP Number of Class of Securities)

                              Hayward D. Fisk
                Vice President, General Counsel and Secretary
                       Computer Sciences Corporation
                           2100 East Grand Avenue
                       El Segundo, California  90245
                               (310) 615-0311

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                             Ronald S. Beard, Esq.
                          Gibson, Dunn & Crutcher, LLP
                                 4 Park Plaza
                           Irvine, California  92614
                                (949) 451-3800

                           CALCULATION OF FILING FEE
=============================================================================
     Transaction Valuation*                         Amount of Filing Fee
-----------------------------------------------------------------------------
         Not applicable                                Not applicable
=============================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

=============================================================================

Contact:  Frank Pollare                   FOR IMMEDIATE RELEASE
          Director, Public Information    Moved on PR Newswire
          Corporate                       June 20, 2000
          Computer Sciences Corporation
          310.615.1601
          fpollare@csc.com

          Bill Lackey                     Jackie VanErp
          Director, Investor Relations    Vice President, Global Marketing
          Corporate                       Financial Services Group
          Computer Sciences Corporation   Computer Sciences Corporation
          310.615.1700                    512.338.7090
          blackey3@csc.com                jvanerp@csc.com

          Timothy Williams
          Chief Financial Officer
          Mynd
          803.333.5638
          timvwilliams@mynd.com


           CSC TO ACQUIRE MYND, FORMERLY POLICY MANAGEMENT SYSTEMS; Acquisition to Enhance CSC's Product and Service Offerings

    NOTE: CSC will host a teleconference for members of the investment community on Tuesday, June 20 at 8:30 A.M. EDT. Industry analysts and media are invited to listen. Those interested in participating should call
1.888.740.8770 by 8:20 A.M.

     EL SEGUNDO, Calif., and COLUMBIA, S.C., June 20 -- Computer Sciences Corporation (NYSE: CSC) and Policy Management Systems Corporation
(NYSE: PMS), d/b/a Mynd, announced they have entered into an agreement whereby CSC will acquire Columbia, S.C.-based Mynd for $16 per share in an all-cash transaction.

     With approximately 35,500,000 PMS shares outstanding, the offer has an equity valuation of about $568 million. The agreement was approved by Mynd's board of directors.

     The acquisition of Mynd, a provider of systems, services, sourcing and e-business solutions to the global insurance and related financial services industries, enhances CSC's ability to service its clients in those industries. Mynd will become part of CSC's global Financial Services Group headquartered in Austin, Texas.

     The transaction is structured as a $16 per share cash tender offer for at least two thirds of the outstanding Mynd shares, followed by a merger at the same price per share. The consummation of the tender offer is subject to customary conditions, including expiration of applicable waiting periods under the antitrust/merger control laws of the United States and several other countries. CSC expects to commence the tender offer by June 27, and under Securities and Exchange Commission (SEC) rules, the offer must be held open for a minimum of twenty business days.

     The final merger would require the approval of Mynd's shareholders at a special meeting called for such purpose unless CSC acquires at least
90 percent of the Mynd shares in the tender offer, in which case the merger can be effected promptly after the consummation of the tender offer. In this case, at the close of the tender offer, CSC would own a sufficient number of shares to approve the merger without the approval of any other Mynd shareholders.

     Synergies will be realized through reductions in costs and expenses associated with redundant functions, including workforce reductions and consolidation of computing and operating facilities. Additionally, R&D operations of the two companies will be combined to achieve maximum effectiveness, while CSC's global purchasing power will provide further savings. Including the benefits of these synergies, the transaction will be accretive in CSC's current fiscal year with the full effects realized in the fiscal year ending March 29, 2002.

     CSC will finance the acquisition with short-term securities, including floating rate notes and commercial paper. CSC intends to replace the short-term securities with the proceeds of capital markets transactions and expects to maintain its current "A" credit ratings.

     Mynd, which until earlier this year did business as Policy Management Systems Corporation, had revenues of $644 million for the company's fiscal year ended December 31, 1999. Once the merger is completed, CSC will have global revenues of over $2.7 billion in the financial services information technology (IT) industry.

     "The acquisition of Mynd is motivated by CSC's long-term commitment to the global financial services industry and by our goal to create value for the clients, employees and shareholders of both companies," said Van B. Honeycutt, CSC's chairman, president and chief executive officer. "Combining the strengths of the two companies presents us with an opportunity to provide expanded IT solutions more cost effectively.

     "Mynd's solid portfolio of insurance-related products and service offerings and its prestigious client base will benefit from CSC's capabilities in consulting, systems integration and IT and application outsourcing," he added.

     CSC has long served the financial services industry, which currently spends an estimated $200 billion per year on IT services. CSC enhanced its presence in the financial services industry in 1996 with the acquisition of The Continuum Company. Since that acquisition, the company's revenues from the financial services industry have more than doubled, making it CSC's largest commercial vertical, Honeycutt said.

     "Our merger with Mynd will provide us with greater opportunities to leverage CSC's specialized industry and outsourcing expertise," added Pete Boykin, president of CSC's Financial Services Group. "In addition, Mynd's technology and services offerings expand and complement our ability to deliver end-to-end solutions for insurers and other firms in the converging financial services industries around the world."

     In addition to its headquarters facilities in Columbia, Mynd has offices in 23 countries in the Americas, Europe, Africa and the Asia-Pacific area. Mynd's products include an array of software programs for various segments of the insurance industry including property and casualty, life and annuity, and claims and risk management.

     According to CSC, Mynd's Columbia headquarters is expected to become the company's Center of Excellence for the global property and casualty industry. Additionally, Mynd's 49,000 square-foot data center there will become part of CSC's global network of data centers that provide technology infrastructure management services to clients.

     "We will examine all of the resources within Mynd to determine how they best complement those we presently have within CSC," Boykin said. "With the additional Mynd resources, particularly those in the e-business, customer relationship management and outsourcing areas, CSC will be able to deploy a broader base of personnel and IT solutions. After the merger, CSC will have in excess of 15,000 people serving 1,200 clients in the financial services industry in more than 60 countries."

     CSC expects to commence the cash tender offer by June 27 and will file a Tender Offer Statement with the SEC and mail a copy to each Mynd shareholder. On the same day, Mynd expects to file a Solicitation/Recommendation Statement with the SEC that will also be mailed to its shareholders. Mynd shareholders are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares.

     Investors can access the Tender Offer Statement, the Solicitation/ Recommendation Statement and other documents filed with the SEC at no charge at its Web site (www.sec.gov). Copies of CSC's Tender Offer Statement, Mynd's Solicitation/Recommendation Statement and other CSC SEC filings will be available at no charge by telephoning CSC's shareholder services and automated literature request line at 800.542.3070.

     About CSC

     CSC, one of the world's leading consulting and IT services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

     Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With 58,000 employees in locations worldwide, CSC had revenues of $9.4 billion for the twelve months ended March 31, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.

     The description of the transaction in this press release is necessarily incomplete. For a complete description, please refer to the Agreement and Plan of Merger, which will be attached as an exhibit to the Current Report on Form 8-K to be filed with the Securities and Exchange Commission today.

     All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent the intentions, plans, expectations and beliefs of CSC and Mynd, and are subject to risks, uncertainties and other factors, many of which are outside their control. These factors could cause actual results to differ materially from such forward-looking statements. For a description of these factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in CSC's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, and in the same section of Mynd's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.